PROSPECTUS
                             THERMOGENESIS CORP.
                      3,317,200 shares of Common Stock
                              ($.001 Par Value)

The 3,317,200 shares of Common Stock of THERMOGENESIS CORP. ("THERMOGENESIS" or the "Company") being offered (the "Offering") are being offered by certain stockholders of the Company (the "Selling Stockholders"). Of the shares being offered by Selling Stockholders, 2,781,000 shares were issued in connection with the Company's private placements completed in December 1997, and 536,200 shares of Common Stock are issuable upon exercise of three-year warrants (including 258,100 five-year Placement Agent Warrants) issued as part of the private placements. The shares of Common Stock and shares of Common Stock underlying the warrants may be sold in a secondary offering by the Selling Stockholders pursuant to this Prospectus. See "The Company - Recent Financing"; "Selling Stockholders". At September 30, 1997 the Company had an accumulated deficit of $13,650,678.

The shares of Common Stock and shares of Common Stock underlying the warrants owned by the Selling Stockholders may be offered for sale from time to time at market prices prevailing at such time or at negotiated prices by the Selling Stockholders, and without payments of any underwriting discounts or commission, except for usual and customary selling commissions paid to brokers or dealers. THERMOGENESIS Common Stock is traded and listed on the Nasdaq Stock Market, SmallCap Market, under the symbol "KOOL". See "Description of Securities". The closing bid price for the Company's Common Stock on January
29, 1998 was $3.125, as reported on the Nasdaq SmallCap Market, and the Company does not, therefore, anticipate the exercise of the warrants. The warrants are not traded on the Nasdaq Market, and it is not anticipated that there will ever be any market for the warrants. The Company will not receive any proceeds from the sale of any Common Stock by the Selling Stockholders. See "SELLING STOCKHOLDERS". Expenses of the Offering, estimated to be $15,000, will be paid in full by the Company.

       THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                        SEE "RISK FACTORS" AT PAGE 4
                        _______________________________
          THESE ARE SPECULATIVE SECURITIES AND SHOULD BE PURCHASED
        BY PERSONS ABLE TO BEAR THE RISK OF LOSS OF THEIR INVESTMENT

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                   UNDERWRITING DISCOUNTS
                           PRICE TO WARRANT        AND COMMISSIONS          PROCEEDS TO THE COMPANY{(2)}
                           HOLDERS{(1)}
Per share. . . . . . . . . $ 3.00                  $ 0.00                   $ 3.00
Total. . . . . . . . . . . $1,608,600.00           $ 0.00                   $1,608,600.00
 .

(1) Represents exercise price to warrant holders at $3.00 per share of Common Stock.
(2) Represents proceeds to the Company assuming the exercise of Warrants to purchase up to 536,200 shares of Common Stock at a price of $3.00 per share, before other expenses of issuance and distribution estimated to be $15,000. All expenses will be paid by the Company.

              The date of this Prospectus is January 30, 1998.

                            AVAILABLE INFORMATION

The Company has filed with the Securities and Exchange Commission (the "Commission"), a Registration Statement on Form S-3 under the Securities Act of 1933 (the "Securities Act"), with respect to the Common Stock and Warrants offered hereby. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files periodic reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional offices at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements, and other information regarding the issuers that file electronically with the Commission. This Prospectus does not contain all information set forth in the Registration Statement and Exhibits thereto which the Company has filed with the Commission under the Securities Act and to which reference is hereby made. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed with the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or replaces such statement. Any such statement shall not be deemed to constitute a part of this Prospectus, except as so modified or replaced. There is incorporated herein by reference the following documents previously filed with the Commission under the Company's Exchange Act file number 0-16375:

(1) The Company's Annual Report on Form 10-K for the year ended June 30, 1997, amendment to Annual Report on Form 10-K/A1 filed October 15, 1997, and
     amendment to Annual Report on Form 10-K/A2 filed on   December 5, 1997;
(2) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;
(3)  The Company's Current Report on Form 8-K for the event date December 2,
     1997;
(4)  The Company's Current Report on Form 8-K for the  event  date December 31,
     1997;
(5) The Company's Proxy Statement for the Annual Meeting of Stockholders to be held on February 2, 1998; and
(6) The description of the Company's Common Stock contained in Form 8-A for the registration of the Company's Common Stock pursuant to Section 12(g) of the Exchange Act.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Requests should be directed to: THERMOGENESIS CORP., 3146 Gold Camp Drive, Rancho Cordova, California 95670, Attention: Corporate Secretary; telephone
(916) 858-5100.

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. This Prospectus contains forward-looking statements that are subject to risks and uncertainties, including, but not limited to, delays beyond the Company's control with respect to regulatory approvals, market acceptance of new technologies, and other risks detailed in the section entitled Risk Factors and elsewhere in the Company's filings with the Securities and Exchange Commission. A glossary of certain technical terms used in this Prospectus is located at the back of the Prospectus.

                                   THE COMPANY

THERMOGENESIS CORP. (the "Company") is a bio-medical device company that designs, manufactures and distributes thermodynamic systems which utilize its proprietary heat transfer technology for the and processing and archiving of blood products and biological tissues. Historically, the Company's primary revenues have been from sales of blood plasma freezers to hospitals, blood banks and blood transfusion centers for rapid freezing of blood plasma. Currently, the Company is manufacturing several categories of thermodynamic devices which are sold to blood transfusion services and hospitals under permission from the Food and Drug Administration ("FDA"). Other potential applications and markets for the Company's Proprietary Technology includes surgical, pharmaceutical, and industrial applications. Since fiscal year 1988, the Company focused its efforts on research and development and on refinement of a core line of products for blood banks. Since Fiscal 1994, the Company has developed new applications for its technology, including a system that harvests fibrinogen rich cryoprecipitate from a donor's plasma for use as an intravenous treatment of clotting protein deficient patients, and by some physicians as a hemostatic agent or tissue sealant in certain surgical and medical procedures.

The principal executive offices of the Company are located at 3146 Gold Camp Drive, Rancho Cordova, California 95670 and its telephone number is (916) 858-5100.

                                 USE OF PROCEEDS

The Company will not receive any proceeds from the sale of Common Stock or resale of Warrants by the Selling Stockholders. Assuming the Warrants are exercised, the Company would receive net proceeds of approximately $1,583,600, which would be used for continued research and development, and for general corporate purposes and operations.

                                  RISK FACTORS

For a discussion of considerations relevant to an investment in the Common Stock and Warrants, see the section entitled "RISK FACTORS" beginning on page 4.


                                  THE OFFERING

Pursuant to the terms of the private placement, the Company is registering the Common Stock and Warrants offered by the Selling Stockholders, and the Common Stock to be issued upon the exercise of outstanding Warrants issued as part of the Units in the private placement. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the Warrants by the holders of such Warrants.

Common Stock Outstanding Before the Offering........................15,970,919
Common Stock Offered to Warrant Holders.............................   536,200
Common Stock Offered by Selling Stockholders........................ 2,781,000
Common Stock Outstanding After the Offering
 Assuming Exercise  of  the Warrants .............................. 19,288,119
Nasdaq Symbol.........................................................    KOOL

                                  RISK FACTORS

An investment in the Common Stock described herein entails a number of very significant risks. Because of these risks, funds should only be invested by persons able to bear the risk of and withstand the loss of their entire investment. Prospective investors should also consider the following before making an investment decision.

LACK OF PROFITABILITY. Except for net income of $11,246 for the year ended June 30, 1994 on net sales of $2,678,192, the Company has not been profitable since inception. For the fiscal year ended June 30, 1997, the Company had a net loss of $4,805,822 on net sales of $6,614,044, and an accumulated deficit at June 30, 1997 of $11,188,750. See "Annual Report on Form 10-K -- Financial Statements". For the three months ended September 30, 1997, the Company had a net loss of $2,461,928 on sales of $711,100, and an accumulated deficit at September 30, 1997 of $13,650,678.

DEPENDENCE UPON NEW PRODUCTS FOR FUTURE GROWTH. Historically, substantially all of the Company's revenue has been from the sales of product related to the freezing, thawing and storing of blood plasma. Because the Company expects the blood plasma market to have limited growth, the future success of the Company will be dependent upon new applications of its technology, including application of products in the biotechnology market. The Company intends to concentrate on developing novel thermodynamic blood processing systems such as:
(1) a system for processing cryoprecipitate utilizing a thermodynamic device and disposable processing containers ("CryoSeal<trademark> System"); (2) and a system for collecting, processing, controlled-rate freezing and inventory management of thermolabile products in liquid nitrogen utilizing disposable containers ("N{2} BioArchive<trademark> System"). See "Annual Report on Form 10-K -- The Company." Although these three potential products use technology related to the freezing, thawing and storage of blood plasma, development of these products represents a departure from the Company's current core business. Further, although the Company has had discussions with experts in areas of application for these potential products, development of each product is still in its development phase and the Company has no contracts for sales of two of these three products. No assurance can be given that all of these potential products can be successfully developed, and if developed, that a market will develop for them.

POSSIBLE NEED FOR ADDITIONAL FINANCING. Based on current sales and projected development costs for products currently in development, the Company believes that it will have sufficient working capital for its operations for the 1998 fiscal year. In the event actual sales of the Company's products do not meet the Company's expectations in any given period, or development and production costs increase significantly, the Company may need to secure additional financing to complete and fully implement its business objectives. The Company has been establishing a working relationship with its bank, and is working towards securing a line of credit secured by its accounts receivable. There can be no assurance that the Company will be able to obtain a working line of credit or that it will be able to obtain one on terms that would be beneficial to the Company. In the event that the Company's working capital forecast falls short of its needs, additional equity financing would be required. The Company currently has no plans to seek any additional equity financing and no assurance can be given that such financing would be available if needed, or that it would be obtained on terms favorable to the Company, if available. Furthermore, delays in receipt of any required governmental approvals prior to marketing products in development, or requirements for additional testing prior to approval, may result in decreased revenues and increased development costs that might require the Company to seek additional financing sooner. See "Risk Factors -- Government Regulation Associated with Products".

LACK OF TESTING DATA. The Company has laboratory testing for its CryoSeal System and its N{2}BioArchive System. There can be no assurance that required clinical testing can be successfully completed within the Company's expected time frame and budget, or that the Company's products will prove effective in the required clinical trials. If the Company is unable to conclude successfully the clinical trials of its products in development, the Company's business, financial condition and results of operation could be adversely affected.

GOVERNMENT REGULATION ASSOCIATED WITH PRODUCTS. The majority of the Company's products require clearance to market in the United States from the United States Food and Drug Administration ("FDA") and from comparable agencies in foreign countries, which may limit or circumscribe applications for U.S. or foreign markets in which the Company's products may be sold. Further, if the Company cannot establish that its product is substantially equivalent, or superior, in safety and efficacy to a previously approved product in the United States, delays may result in final clearance from the FDA for marketing its products. No assurance can be given that FDA clearance to market in the United States will be obtained, or that regulatory approval will be received in all foreign countries. Although the standards established by the FDA are generally more encompassing, the Company's products may also be required to meet certain additional criteria or receive certain approvals from other foreign governments for marketing and sales. See "Annual Report on Form 10-K -
- Government Regulation".

NO ASSURANCE OF NEW PRODUCT ACCEPTANCE. The market acceptance of the Company's new products in development will depend upon the medical community and third-party payers accepting the products as clinically useful, reliable accurate and cost effective compared to existing and future products or procedures. Market acceptance will also depend on the Company's ability to adequately train technicians on how to use the CryoSeal System and the N{2} BioArchive System. Even if the Company's systems are clinically adopted, the use may not be recommended by the medical profession or hospitals unless acceptable reimbursement from health care and third-party payers is available. Failure of either of these new systems to achieve significant market share could have material adverse effects on the Company's long term business, financial condition and results of operation. See "Annual Report on Form 10-K -- Description of Business"; "Risk Factors -- Uncertain Availability of Third-Party Reimbursement".

UNCERTAIN AVAILABILITY OF THIRD-PARTY REIMBURSEMENT. In the United States, hospitals, physicians and other health care providers that purchase medical devices rely on third-party payers, principally Medicare, Medicaid, private health insurance plans and other sources of reimbursement for costs of procedures in which medical devices are used. With health care increasingly relying on managed care systems through which to deliver their surgeries for a fixed cost per person, which may be independent and different from the actual costs for such care, substantial scrutiny may prevent the use of certain procedures or medical devices based on the lack of reimbursement. Because the Company's CryoSeal System and N{2} BioArchive System are currently in final phases of development and have not yet received FDA clearance or approval, there exists uncertainty regarding the availability of third-party reimbursement. Failure to secure third-party reimbursement could adversely affect the Company's revenues and market for the new products in development.

REIMBURSEMENT FOR MEDICAL DEVICES AND PROCEDURES. International market acceptance of the Company's new products in development would also be dependent, in part, upon the availability of reimbursement within prevailing health care payment systems in each country. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government sponsored health care (e.g. Japan) as well as private insurance. There can be no assurance that reimbursement approvals will be obtained in any given foreign market in a timely manner which could have a material adverse effect on market acceptance of the Company's new products in international markets.

RISK OF SOFTWARE DEFECTS. The Company's CryoSeal System and N{2} BioArchive System currently in final development rely on computer software components that direct the harvesting process of the CryoSeal System, and the controlled-rate freezing, storage and retrieval robotics of the N{2} BioArchive System. The software in these devices, including updated versions in the future, may contain undetected errors or failures. There can be no assurance that, despite testing by the Company and customers, errors will not be found in the software during continuous use, resulting in loss or delay in market acceptance, which could have a material effect on the Company's business, financial condition and results of operations.

RELIANCE ON PATENTS AND OTHER PROPRIETARY INFORMATION. The Company believes that patent protection is important for products and potential segments of its current and proposed business. The Company currently holds seven (7) patents, and has eight (8) patents pending to protect the designs of an additional three
(3) products which the Company intends to market. See "Annual Report on Form 10-K". There can be no assurance, however, as to the breadth or degree of protection afforded to the Company or the competitive advantage derived by the Company from current patents and future patents, if any. Although the Company believes that its patents and the Company's existing and proposed products do not infringe upon patents of other parties, it is possible that the Company's existing patent rights may be challenged and found invalid or found to violate proprietary rights of others. In the event any of the Company's products are challenged as infringing, the Company would be required to modify the design of its product, obtain a license or litigate the issue. There is no assurance that the Company would be able to finance costly patent litigation, or that it would be able to obtain licenses or modify its products in a timely manner. Failure to defend a patent infringement action or to obtain a license or implementation of modifications would have a material adverse effect on the Company's continued operations. See "Annual Report on Form 10-K -- Description of Business".

TRADE SECRETS. The Company also relies in part on trade secrets and proprietary know-how, and it employs various methods to protect its technology, such as use of confidentiality agreements with employees, vendors, and customers. However, such methods may not afford complete protection and there can be no assurance that others will not obtain the Company's know-how, or independently develop it.

DEPENDENCE ON KEY PERSONNEL AND OBTAINING ADDITIONAL ENGINEERING PERSONNEL. The Company is dependent upon the experience and services of Philip H. Coelho, Chairman and Chief Executive Officer, and James H. Godsey, President and Chief Operating Officer. The loss of either person would adversely affect the Company's operations. The Company has obtained key man life insurance covering Mr. Coelho in the amount of $1,000,000 as some protection against this risk. Furthermore, to implement its new product development, the Company will have to recruit and retain additional experienced engineers. There is no assurance that the Company will be able to find and retain engineers required to meet its self-imposed deadlines for product development. See "Annual Report on Form 10-K -- Employees".

PRODUCT LIABILITY AND UNINSURED RISKS. The Company maintains a general liability policy which includes domestic and foreign product liability coverage of $1,000,000 per occurrence and $2,000,000 per year in the aggregate. Nevertheless, a partial or completely uninsured claim against the Company could have a material adverse effect on the Company's financial condition and operations.

NEGATIVE IMPACT ON TRADING VALUE OF COMMON STOCK. As of January 2, 1998, the Company has 18,751,919 shares outstanding, including the shares registered hereby on behalf of selling shareholders and excluding shares underlying warrants, almost all of which are registered and trading. Because the trading market for the Company's common stock is affected by numerous circumstances and events, the Company can make no prediction on the effect the registration of the shares of common stock hereby will have on that market. The number of shares being registered by the Company hereby could have an adverse effect on the trading value of its Common Stock in general. See "Description of Securities - Registration Obligation".

LACK OF CASH DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not expect to declare or pay any cash or other dividends on its Common Stock in the foreseeable future.

                          SUMMARY FINANCIAL INFORMATION

The following summary is derived from the financial statements included in the Company's Annual Report on Form 10-K for the year ended June 30, 1997, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, incorporated by reference herein, and should be read in conjunction with those financial statements and the related notes thereto:

                                 For the Three Months Ended September 30,       For the Year Ended June 30,

STATEMENT OF OPERATIONS DATA:              1997              1996               1997              1996
Revenues                                      $711,100        $1,697,596         $6,614,044        $4,124,634
Operating expenses                          $3,204,389        $2,073,573        $11,534,238        $4,778,015
Net loss                                  $(2,461,928)        $(367,884)       $(4,805,822)        $(568,534)
Net loss per common share                      $(0.16)           $(0.03)            $(0.32)           $(0.05)
Weighted average shares outstanding         15,872,388        12,997,000         14,805,000        11,491,000

                                                September 30,                          June 30,
SELECTED BALANCE SHEET DATA:             1997                  1996           1997                 1996
Working Capital                             $3,947,112        $4,241,504        $6,407,237         $3,589,057
Total Assets                                $7,918,430        $6,591,203       $10,187,726         $5,937,140
Long Term Obligations                         $136,975          $269,370          $164,283           $286,284
Total Liabilities                           $2,286,841       $ 1,567,630        $2,163,084         $1,562,829
Stockholders' Equity                        $5,631,589        $5,023,573        $8,024,642         $4,374,311

                                  THE COMPANY

The Company was incorporated in Delaware on September 26, 1986, and in January 1995 the Company changed its name to THERMOGENESIS CORP. to better reflect the thermodynamic blood processing segment of the biotechnology industry that it hopes to service through development of new products. The Company designs and sells products and devices which utilize its proprietary thermodynamic technology for the processing of biological substances including the cryopreservation, thawing, harvesting and archiving of blood components. Historically, the Company's primary revenues have been from sales of blood plasma freezers and thawers to hospitals, blood banks and blood transfusion centers. Currently, the Company is manufacturing several categories of thermodynamic devices which are being sold to the blood plasma industry under FDA permission to market in the United States. Other potential markets for the Company's proprietary technology include surgical, pharmaceutical, and industrial applications. Since fiscal year 1988, the Company focused its efforts on research and development and refinement of a core line of products for blood banks. Since fiscal 1994, the Company has developed new applications for its products and technology, including a system for harvesting fibrinogen rich cryoprecipitate from a donor's blood plasma for use in the treatment of hemophilia, and by some physicians as a hemostatic agent or tissue sealant in certain surgical and medical procedures.

HISTORICAL

The Company's strategy was to develop superior blood processing devices for the niche blood processing markets where new products could quickly establish credibility for the Company's Proprietary Technology. The Company believed that by concentrating its products to serve the blood plasma industry, many customers, such as the Red Cross or other blood transfusion societies of various countries, would validate the Company's Proprietary Technology for rapid freezing of biological substances, more specifically blood plasma. Early products which were designed for blood banks and hospitals, have received 510(k) permission to market, and the Company sells either directly or through its distribution network in the 32 countries where its products are marketed. See "Annual Report on Form 10-K".

From 1988 to 1992 the Company's products were designed to transfer heat by causing heat transfer liquids to directly contact plastic sealed containers within which resided various blood components. Early product designs used liquids containing chloro-flouro-carbons ("CFC") which the Company phased out in the fall of 1992. Thereafter, the Company developed an alternative heat transfer method which automatically interposed a thin flexible membrane between the heat transfer liquid and biological substances which process allowed for use of non-CFC based heat transfer liquids.

Principal products initially developed by the Company and marketed to hospitals, blood banks, and blood transfusion centers consisted of freezers and thawers for blood plasma. The Company continued to design and develop various freezer models and thawers for expanded applications, and these products remain the core products of the Company's current business. To expand its market and product use, the Company changed the focus of its research and development to the design of new products that would be applied to different applications within the blood industry, including surgical, pharmaceutical and medical procedures that utilize freezing and thawing technology as part of standard procedures.

Having established a presence in markets where the need to freeze and thaw blood tissues precisely and rapidly was valuable to the customer, the Company began to focus its technology towards harvesting fibrinogen rich cryoprecipitate from blood for use an intravenous treatment of hemophilia, and by some physicians as a hemostatic agent and tissue adhesive for medical and surgical use. Medical literature currently documents important practical applications for fibrinogen glues in thirteen distinct areas, including plastic surgery, thoracic surgery, cardiovascular surgery, orthopaedic surgery, and ophthalmologic surgery. The Company's fibrinogen collecting device with its disposable container is able to source the fibrinogen rich cryoprecipitate from a patient's own blood ("autologous") in less than one hour, and is unique in that aspect when compared to other sources of fibrinogen.

RECENT FINANCING

In December 1997, the Company completed private placements of shares of Common Stock, raising an aggregate of $6,952,500, before commissions and direct expenses. As part of the private placements, the Company also issued three - year warrants exercisable at $3.00 per share of Common Stock to each investor in an amount equal to ten percent of the Shares of Common Stock purchased by that investor in the private placement. The net funds from the private placements are being used for general corporate purposes that include, but are not limited to, payment of existing accounts payable and short-term debt, testing of products, continued research and development, preclinical trials, production costs and inventory, advertising and promotional materials related to new products in development, working capital, and increased payroll due to the addition of personnel necessary to bring the new products in development to market.

Assuming the exercise of all warrants issued in the private placements at $3.00 per share, and exercise of the 258,100 Placement Agent Warrants at $3.00 per share, the Company would receive additional net proceeds of $1,583,600, which would be used to support general operations and continued research and development for additional products and markets. The Company does not, however, anticipate that the Warrants will be exercised immediately, based on the current trading price of $3.4375 on January 9, 1998. See "Use of Proceeds". The Company will not receive any proceeds from the sale of Common Stock offered by the Selling Stockholders in this Offering. See "Summary of the Offering"; "Selling Stockholders".

All warrants issued to investors in the private placements may be exercised at anytime following registration of the underlying shares of Common Stock with the Commission, and will expire in December 2000, unless exercised prior to that date, except for the Placement Agent Warrants that will expire in December 2002.

                             SUMMARY OF THE OFFERING

The Company is registering 3,317,200 shares of Common Stock on behalf of the Selling Stockholders, of which 536,200 shares of Common Stock are being offered upon the exercise of outstanding warrants, including the Placement Agent Warrants. The shares of Common Stock and the warrants were issued in connection with the Company's December 1997 private placements at $2.50 per share, with no additional compensation attributed to the warrants. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the warrants by the holders of such warrants. See "The Company and Recent Events - Recent Financing"; "Selling Stockholders".

The Company will receive no proceeds from the sale of the 3,317,200 shares of Common Stock that may be offered and sold from time to time by the Selling Stockholders.

                                 USE OF PROCEEDS

Assuming Warrants are exercised for the purchase of all 536,200 shares of Common Stock underlying the warrants issued in the private placements, the Company expects to receive $1,593,600 after deducting expenses of approximately $15,000 associated with this Offering. The Company intends to use any amounts received from the exercise of these Warrants for continued research and development projects and for general corporate purposes. As of January 9, 1998, the average of the high and low bid price for one share of Common Stock was $3.4375. In light of the current market price for one share of Common Stock, and the exercise price of the warrants, it is unlikely that a holder of a warrant would exercise the warrant in the immediate future.

                              SELLING STOCKHOLDERS

The following table identifies the Selling Stockholders, as of January 8, 1998, and indicates certain information known to the Company with respect to (i) the nature of any material relationship that such Selling Stockholders have had with the Company for the past three years, (ii) the number of shares of Common Stock held by the Selling Stockholders, (iii) the amount to be offered for the Selling Stockholders' account, and (iv) the number of shares and percentage of outstanding shares of Common Stock to be owned by the Selling Stockholders after the sale of the Common Stock offered by the Selling Stockholders pursuant to this Offering. To the extent required under the federal securities laws, this Prospectus may be used for resale of Common Stock upon the exercise of the Warrants by the holders of such Warrants. The Selling Stockholders are not obligated to sell their Common Stock offered by this Prospectus.

The table assumes that the Selling Stockholders have exercised their Warrants and will sell the Common Stock in a secondary offering pursuant to this Prospectus. The Company will receive proceeds upon the exercise of the Warrants, but will not receive any proceeds from the sale of the Common Stock offered pursuant to this Prospectus. See "Use of Proceeds".

Under the Exchange Act, any person engaged in a distribution of the shares of Common Stock of the Company offered by this Prospectus may not simultaneously engage in market making activities with respect to the Common Stock of the
Company during the applicable periods prior to the commencement of such distribution. In addition, and without limiting the foregoing, each Selling Stockholder may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder including, without limitation Regulation M.

The warrants are not registered or listed for trading on the Nasdaq Market or on any other exchange. With regard to the shares of Common Stock offered by the Selling Stockholders, such shares may Stock Market or in private transactions at prices to be determined at the time of sale. Such shares may be offered through broker-dealers, acting on the Selling Stockholders' behalf, who may offer the shares at then current market prices. Any sales may be by block trade. The Selling Stockholders and any brokers, dealers or others who participate with the Selling Stockholders in the distribution of such shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions or fees received by such persons and any profit on the resale of such shares purchased by such persons may be deemed to be underwriting commissions or discounts under the Securities Act. Sales may be made by all Selling Stockholders pursuant to the Registration Statement of which this Prospectus is a part.

                             SHARES BENEFICIALLY OWNED PRIOR TO    SHARES TO BE      SHARES BENEFICIALLY OWNED AFTER
                                          OFFERING                    SOLD{(1)}                 OFFERING
Name                              Number         Percentage              Number            Number          Percentage
Marshall Weinstein                      5,500         *                      5,500         0                 *
Dunros Trust Co./Vas Family           187,000         *                    187,000         0                 *
Trust
Charles Chambers                      110,000         *                    110,000         0                 *
Robert & Dana Young                    11,000         *                     11,000         0                 *
Walter L. Abt                          11,000         *                     11,000         0                 *
Noel & Linda D'Souza                   16,500         *                     16,500         0                 *
Edwin R. Bindsell                      11,000         *                     11,000         0                 *
Biotechnology Develop. Fund
L.P.                                  440,000       2.34%                  440,000         0                 *
Edward & Eileen Hutchin TTEE           22,000         *                     22,000         0                 *
Trust
Michael Rapoport                       44,000         *                     44,000         0                 *
Michael Rapoport IRA                   11,000         *                     11,000         0                 *
Cyrus Alizadeh                         44,000         *                     44,000         0                 *
Bruce Brewster                         22,000         *                     22,000         0                 *
Richard H. Pollack                     11,000         *                     11,000         0                 *
Bradley Resources Co.                 110,000         *                    110,000         0                 *
The York Trust                         11,000         *                     11,000         0                 *
PAW Offshore Fund Ltd                 110,000         *                    110,000         0                 *
Curran Management Co. Ltd.             11,000         *                     11,000         0                 *
Yan Fang Wang                          14,300         *                     14,300         0                 *
Joseph E. Day                          22,000         *                     22,000         0                 *
Longwood Partners                     275,000       1.46%                  275,000         0                 *
HealthReform Opportunities             38,500         *                     38,500         0                 *
LP
Alexander Berlin                        5,500         *                      5,500         0                 *
Jacqueline Berlin                       5,500         *                      5,500         0                 *
Sreeram Pydah                           6,600         *                      6,600         0                 *
Modern Housing                         22,000         *                     22,000         0                 *
Zeke, L.P.                            330,000       1.76%                  330,000         0                 *
Heritage Trust Limited TTEE            44,000         *                     44,000         0                 *
J&L Sherblom Family LLC                27,500         *                     27,500         0                 *
Dr. James Thomas IRA                   22,000         *                     22,000         0                 *
Global Asset Allocation                24,200         *                     24,200         0                 *
Consultants
June E. and Gary A. Finklea            11,000         *                     11,000         0                 *
Daniel E. Koshland, Jr.                44,000         *                     44,000         0                 *
Jack Berg                              11,000         *                     11,000         0                 *
David Kurke                            11,000         *                     11,000         0                 *
Larry & Beverly Worrall                11,000         *                     11,000         0                 *
Richard E. Alderson, TTEE
Richard E. Alderson Inter
Vivos Trust, Dec. 11, 1987             11,000         *                     11,000         0                 *
Amco Capital Reserves SA               11,000         *                     11,000         0                 *
Lawrence Auriana                       44,000         *                     44,000         0                 *
The Kaufman Fund, Inc.                880,000       4.67%                  880,000         0
Gruntal & Co., L.L.C.{(3)}            141,650         *                    141,650         0                 *
Oscar Gruss & Son
Incorporated{ (3)}                    116,450         *                    116,450         0                 *

FOOTNOTES TO TABLE

 *        Less than one percent.
(1) Includes warrant rights to purchase Common Stock and to sell the Common Stock in a secondary transaction pursuant to this Prospectus.
(2) Includes warrants to purchase approximately one-tenth of the listed shares.
(3) Warrants to purchase shares of Common Stock issued to the Placement Agent and a selected Dealer in the private placements.

                            DESCRIPTION OF SECURITIES

Pursuant to its Amended and Restated Certificate of Incorporation, the Company is authorized to issue two classes of capital stock, designated as Common Stock and Preferred Stock. The authorized Common Stock consists of 50,000,000 shares, $.001 par value, and the authorized Preferred Stock consists of 2,000,000 shares, $.001 par value.

As  of  January  2,  1998,  the number of shares of Common  Stock  outstanding,
including the shares offered  hereby,  was 18,751,919.   There are no shares of
Preferred Stock outstanding.

COMMON STOCK

Holders of shares of the Common Stock have full voting rights, one vote for each share held of record. Subject to preferential rights of holders of any series of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and share pro rata in any distributions to stockholders upon liquidation. The holders of shares of Common Stock have no conversion, preemptive or other subscription rights. All of the outstanding shares of Common Stock are, and the shares offered hereby will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

The   Company's   Board   of   Directors   is  authorized  to  establish,  upon
authorization, a series or designation of Preferred Stock with rights, preferences, privileges, and restrictions on such stock as the Board of Directors may determine. The Company currently has no Preferred Stock outstanding, and the Board of Directors has not established any rights, preferences, privileges or restrictions on such stock.

OPTIONS

As of November 12, 1997, the Company had outstanding options to purchase a total of 1,860,432 shares of Common Stock at exercise prices ranging from $1.64 to $5.625 per share, of which options to purchase 1,352,449 were exercisable. Some of these options are subject to vesting, and in general, have a five year exercise period. See "Annual Report on Form 10-K -- Notes to Financial Statements"

WARRANTS

As of November 12, 1997, warrants to purchase a total of 1,603,001 shares of Common Stock were outstanding with exercise prices ranging from $1.20 to $3.885 per share, all of which were exercisable. Of the outstanding warrants, 5,000 warrants exercisable at $1.20 per share will expire in February 1998. The remaining warrants expire in the year 2000 and in the year 2003. See "Annual Report on Form 10-K -- Notes to Financial Statements".

INVESTOR LOCK-UP

On-Time Manufacturing, Inc. was required to enter into an agreement not to sell, directly or indirectly, the Common Stock included in the Offering for a period of 180 days following the effective date of a registration statement registering its shares for resale. That lock-up agreement was extended by On-Time Manufacturing until May 1998.

REGISTRATION OBLIGATION

As part of the private placements in December 1997, the Company agreed to register the shares of Common Stock and shares of Common Stock underlying the warrants issued for resale under the Securities Act by filing with the Commission a registration statement on Form S-3 (the "Registration Obligation"). The Company complied with its obligation to file the registration statement. The Company paid all expenses necessary to prepare and file the registration statement. See "The Company and Recent Events - Recent Financing".

VOTING RIGHTS; DIVIDENDS

The holders of Common Stock will be entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Further, the holders of Common Stock will be entitled to receive ratable dividends when and as declared by the Board of Directors from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets remaining after payment to holders of any series of preferred stock or of any other senior securities outstanding at such time. It is anticipated that the Company will not be declaring dividends in the near future.

                     CERTIFICATE OF INCORPORATION AND BYLAWS

The Company's Amended and Restated Certificate of Incorporation provides for the indemnification of directors and officers for certain acts to the fullest extent permitted by Delaware Law. Further, the Company's bylaws provide authority for the Company to maintain a liability insurance policy which insures directors or officers against any liability incurred by them in their capacity as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication.

                                 TRANSFER AGENT

American Securities Transfer & Trust, Inc., 938 Quail Street, Suite 101, Lakewood, Colorado 80215-5513, is the transfer agent for the Company's Common Stock.

                                     EXPERTS

The financial statements of THERMOGENESIS CORP. appearing in THERMOGENESIS CORP.'s Annual Report (Form 10-K) for the year ended June 30, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  LEGAL MATTERS

The validity of the shares of Common Stock offered by the Selling Stockholders through this Prospectus will be passed upon for the Company by David C. Adams, General Counsel and Vice President of Business Development. Mr. Adams beneficially owned 120,000 options to acquire shares of Common Stock as of January 8, 1998.

               GLOSSARY OF CERTAIN TECHNICAL TERMS


510(K): formal notification to the Food and Drug Administration ("FDA") by manufacturers of Class I or Class II devices to obtain clearance to market the medical device. The device must be substantially equivalent to devices manufactured prior to 1976.

AUTOLOGOUS: autogenous; related to self; originating within an organism itself, as an autograft or autotransfusion.

CLASS II MEDICAL SYSTEM: those devices for which general controls alone are insufficient to assure safety and effectiveness and for which mandatory performance standards must be developed by the FDA.

COAGULATION: 1) the  process  of clot formation.  2) in surgery, the disruption
of  tissue  by  physical  means  to   form   an   amorphous   residuum,  as  in
electrocoagulation and photocoagulation.

CORE LINE PRODUCTS: (1) device for the ultra-rapid cryopreservation of human blood plasma, (2) portable device for the ultra-rapid cryopreservation of human blood plasma, (3) device for the rapid thawing of frozen plasma for hospital patient care, (4) device for the hermetic sealing of blood tissue containers,
(5) "smart" blood collection monitor, (6) Vial BioArchive{TM} System for the Japanese Red Cross.

CRYOPRECIPITATE: any precipitate that results from cooling, as cryoglobulin or antihemophilic factor.

CRYOPRESERVATION: the maintaining of the viability of excised tissue or organs by storing at very low temperatures.

CRYOSEAL{TM}: system for harvesting fibrinogen-rich cryoprecipitate from a donor's blood plasma, a blood component that is currently licensed by the FDA for the treatment of clotting protein deficient patients.

DEWAR: container which keeps its contents at a constant and generally low temperature by means of two external walls between which a vacuum is maintained.

FACTOR VIII: antihemophilic factor (AHF): a relatively storage-labile factor participating only in the intrinsic pathway of blood coagulation. Deficiency of this factor, when transmitted as a sex-linked recessive trait, causes classical hemophilia (hemophilia A). More than one molecular form of this factor has been discovered. Called also antihemophilic globulin (AHG) and antihemophilic factor A.

FACTOR XIII: fibrin stabilizing factor (FSF): a factor that polymerizes fibrin monomers so that they become stable and insoluble in urea, thus enabling fibrin to form a firm blood clot. Deficiency of this factor produces a clinical hemorrhagic diathesis. Called also fibrinase and Laki-Lorand factor (LLF). The inactive form is also known as protransglutaminase and the active form as transglutaminase.

FIBRONECTIN: an adhesive glycoprotein: one form circulates in plasma, acting as an opsonin; another is a cell-surface protein which mediates cellular adhesive interactions. Fibronectins are important in connective tissue, where they cross-link to collagen, and they are also involved in aggregation of platelets.

HEMATOLOGY: that branch of medical science which treats of the morphology of the blood and blood forming tissues.

HEMOSTATIC: 1) checking the flow of blood; 2) an agent that arrests the flow of blood.

MACULAR: pertaining to or characterized by the presence of macules; pertaining to the macula retinae.

N{2} BIOARCHIVE: system for controlled rate freezing, storage and retrieval and
inventory  management  of  biological  samples   which  require  LN{2}  storage
temperatures, such as placental, stem and progenitor cells.

PIPELINE PRODUCTS: (1) CryoSeal{TM} System, thermodynamic processor, (2) LN{2} BioArchive{TM} System, computerized LN{2} dewar with robotic arm, (3)
CryoFactor{TM} System, thermodynamic processor, (4) MicroSealant{TM} System, bench top thermodynamic processor, (5) CryoPlatelet{TM} System, thermodynamic processor.

PLATELET DERIVED GROWTH FACTOR (PDGF): a substance contained in the alpha granules of platelets and capable of inducing proliferation of vascular endothelial cells, vascular smooth muscle cells, fibroblasts and glia cells; its action contributes to the repair of damaged vascular walls.

PROGENITOR: a parent or ancestor.

THERMOLABILE:  easily altered or decomposed by heat.

VON WILLEBRAND'S FACTOR: the attribute of Factor VIII necessary for the adhesion of platelets to vascular elements. Deficiency of this factor results in the prolonged bleeding time seen in von Willebrand's disease.